Filed pursuant to Rule 424(b)3

Registration No. 333-136329

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 7, 2006)

1,610,000 Shares

Koppers Holdings Inc.

Common Stock

The selling shareholders named under the caption “Selling Shareholders” are offering all of the shares to be sold in this offering. We will not receive any of the proceeds from the sales of the shares sold pursuant to this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “KOP”. The last reported sale price of our common stock on February 26, 2007 was $26.09 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “ Risk Factors” beginning on page S-3 of this prospectus supplement.

The underwriter has agreed to purchase from the selling shareholders the 1,610,000 shares of common stock at a price of $25.12 per share, which will result in aggregate proceeds to the selling shareholders of $40,443,200. Certain of the selling shareholders have granted the underwriter the right to purchase up to an additional 241,500 shares of common stock to cover over-allotments. These selling shareholders will receive the net proceeds from any shares sold pursuant to the underwriter’s over-allotment option. If the over-allotment option is exercised in full, the selling shareholders will receive aggregate proceeds of $46,509,680.

The underwriter may offer the shares of common stock from time to time for sale in one or more negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

It is expected that delivery of the shares will be made on or about March 2, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus supplement is February 26, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and accompanying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No one is making offers to sell or seeking offers to buy our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of those documents’ respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of common stock by the selling shareholders. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus,” we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or any other documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Information contained on our website does not constitute part of this prospectus supplement.

In this prospectus supplement, “Koppers Holdings” “the Company,” “we,” “us,” and “our” refer to Koppers Holdings Inc., a Pennsylvania corporation, together with our consolidated subsidiaries, including Koppers Inc.

ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary includes basic information about our company and this offering. It may not contain all of the information that is important to you. For a more complete understanding of our company and this offering, we encourage you to read this entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” as well as the documents incorporated by reference in the prospectus.

OUR COMPANY

We are a leading integrated global provider of carbon compounds and commercial wood treatment products. Our products are used in a variety of niche applications in a diverse range of end-markets, including the aluminum, railroad, specialty chemical, utility, rubber and steel industries. We provide products which represent only a small portion of our customers’ costs but are essential inputs into the products they produce and the services they provide. In the aggregate, we believe that we maintain the number one market position by combined volume in a majority of our principal product lines in North America, Australia and Europe.

We serve our customers through a comprehensive global manufacturing and distribution network, including 33 manufacturing facilities located in North America, Australasia, China, Europe and South Africa. For the twelve months ended December 31, 2006, we generated an operating profit of $84.7 million, net sales of $1,159.5 million and net income of $15.2 million. We conduct business in over 60 countries with over 2,600 customers, many of which are leading companies in their respective industries, including Alcoa Inc., CSX Transportation, Inc., Union Pacific Railroad Company, Norfolk Southern Corporation and Burlington Northern Santa Fe Railway. We believe that our customers place significant value on our industry-leading “Koppers” brand, which for more than 70 years has maintained a reputation for quality, reliability and customer service.

We operate two principal businesses, Carbon Materials & Chemicals and Railroad & Utility Products. Through our Carbon Materials & Chemicals business (63% of 2006 net sales), we believe we are the largest distiller of coal tar in North America, Australia, the United Kingdom and Scandinavia. We process coal tar into a variety of products, including carbon pitch, creosote and phthalic anhydride, which are critical intermediate materials in the production of aluminum, the pressure treatment of wood and the production of plasticizers and specialty chemicals, respectively. Through our Railroad & Utility Products business (37% of 2006 net sales), we are the largest North American supplier of railroad crossties. Our other commercial wood treatment products include utility poles for the electric and telephone utility industries.

We have no direct operations and no significant assets other than the stock of Koppers Inc. as of December 31, 2006, and we depend on the dividends from the earnings of Koppers Inc. and its subsidiaries to generate the funds necessary to meet our financial obligations.

On February 6, 2006, we completed an initial public offering of our common stock in which we issued and sold 8,700,000 shares of our common stock and Saratoga Partners III, L.P. and Saratoga Partners III C.V. sold 2,800,000 of its existing common shares at an initial selling price to shareholders of $14.00 per share. In December 2006, Saratoga sold an additional 2,012,500 of its shares in Koppers in a block trade at a selling price of $21.80.

Our principal offices are located at 436 Seventh Avenue, Pittsburgh, Pennsylvania 15219-1800. Our telephone number is (412) 227-2001. We maintain a website at www.koppers.com. The information contained on or linked to or from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

THE OFFERING

Issuer	Koppers Holdings Inc., a Pennsylvania corporation

Selling shareholders	Saratoga Partners III, L.P. and Saratoga Partners III C.V. (the “Saratoga Selling Shareholders”) and certain members of our management.

Common stock offered by selling shareholders	1,610,000 shares

Over-allotment option	241,500 shares from the Saratoga Selling Shareholders only

Common stock outstanding before and after the offering	20,729,823 shares (1)

New York Stock Exchange symbol	KOP

(1)	The number of shares of common stock to be outstanding after the offering is based on the number of shares of common stock outstanding as of February 26, 2007, and excludes common stock subject to issuance under our share-based compensation plans.

RISK FACTORS

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business operations and our liquidity.

RISKS RELATING TO OUR BUSINESS

We may not be able to compete successfully in any or all of the industry segments in which we operate.

The markets in which we operate are highly competitive, and this competition could harm our business, results of operations, cash flow and financial condition. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be affected. We believe that the most significant competitive factor for our products is selling price. Additionally, some of the purchasers of our coke are capable of supplying a portion of their needs from their own coke production as well as from suppliers outside the United States who are able to import coke into the United States and sell it at prices competitive with those of U.S. suppliers. Some of our competitors have greater financial resources and larger capitalization than we do.

Demand for our products is cyclical and we may experience prolonged depressed market conditions for our products.

Our products are sold primarily in mature markets which historically have been cyclical, such as the aluminum, specialty chemical and utility industries.

•

The principal consumers of our carbon pitch are primary aluminum smelters. Although the aluminum industry has experienced growth on a long-term basis, there may be cyclical periods of weak demand which could result in decreased primary aluminum production. Our pitch sales have historically declined during such cyclical periods of weak global demand for aluminum.

•

The principal use of our phthalic anhydride is in the manufacture of plasticizers and flexible vinyl, which are used mainly in the housing and automobile industries. Therefore, a decline in remodeling and construction or global automobile production could reduce the demand for phthalic anhydride.

•

The principal customers for our coke are U.S. integrated steel producers. The prices at which we will be able to sell our coke in the future will be greatly affected by the demand for coke from the steel industry and the supply of coke from the U.S. integrated steel producers’ own coke production and from foreign sources.

•

Over the last several years, utility pole demand has declined as utilities in the United States and Australia have reduced spending due to competitive pressures arising from deregulation. Deregulation may continue to negatively affect both the new and replacement pole installation markets.

We are dependent on major customers for a significant portion of our net sales, and the loss of one or more of our major customers could result in a significant reduction in our profitability.

For the year ended December 31, 2006, our top ten customers accounted for approximately 44% of our net sales. During this period, our two largest customers each accounted for approximately 10% and 8%, respectively, of our total net sales. Additionally, an integrated steel company representing approximately 6% of total net sales is the only customer for our furnace coke, with a contract to take 100% of our coke production through 2009. The permanent loss of, or a significant decrease in the level of purchases by, one or more of our major customers could result in a significant reduction in our profitability.

Fluctuations in the price, quality and availability of our primary raw materials could reduce our profitability.

Our operations depend on an adequate supply of quality raw materials being available on a timely basis. The loss of a key source of supply or a delay in shipments could cause a significant increase in our operating expenses. For example, our operations are highly dependent on a relatively small number of freight transportation services. We are also dependent on utilizing specialized ocean-going transport vessels, several of which we own or lease, to deliver raw materials to our facilities and finished goods to our customers. Interruptions in such freight services could impair our ability to receive raw materials and ship finished products in a timely manner. We are also exposed to price and quality risks associated with raw material purchases. Such risks include:

•

The primary raw material used by our Carbon Materials & Chemicals business is coal tar, a by-product of coke production. A shortage in the supply of domestic coal tar or a reduction in the quality of coal tar could require us to increase coal tar and carbon pitch imports, as well as the use of petroleum substitutes to meet future carbon pitch demand. This could cause a significant increase in our operating expenses if we are unable to pass these costs on to our customers.

•

We experienced a shortage of coal tar that caused us to issue force majuere letters to our North American carbon materials customers in July 2006. Although we declared an end of force majuere by December 31, 2006, the events which caused the shortage were beyond our control. We may experience similar shortages of coal tar in the future.

•

In certain circumstances coal tar may also be used as an alternative to fuel. Recent increases in energy prices have resulted in higher coal tar costs which we attempt to pass through to our customers. If these costs cannot be passed through, it could result in margin reductions for our coal tar-based products.

•

The availability and cost of softwood and hardwood lumber are critical elements in our production of pole products and railroad crossties, respectively. The supply of trees of acceptable size for the production of utility poles has decreased in recent years in relation to the demand, and we have been required to pay a higher price for these materials. Historically, the supply and cost of hardwood for railroad crossties have also been subject to availability and price pressures. We may not be able to source wood raw materials at economical prices in the future.

•

Metallurgical coal is the primary raw material used in the production of coke. An increase in the price of metallurgical coal, or a prolonged interruption in its supply, could increase our operating expenses.

•

Our price realizations and profit margins for phthalic anhydride have historically fluctuated with the price of orthoxylene and its relationship to our cost to produce naphthalene; however, during periods of excess supplies of phthalic anhydride, margins may be reduced despite high levels for orthoxylene prices.

•	If the costs of raw materials increase significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline.

Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. We may not be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive and certain of our products may, as a result, become obsolete or less attractive to our customers.

The development of new technologies or changes in our customers’ products could reduce the demand for our products.

Our products are used for a variety of applications by our customers. Changes in our customers’ products or processes may enable our customers to reduce consumption of the products we produce or make our products unnecessary. Customers may also find alternative materials or processes that no longer require our products. For example, in 2000 our largest carbon pitch customer announced that it was actively pursuing alternative anode technology that would eliminate the need for carbon pitch as an anode binder. The potential development and implementation of this new technology could seriously impair our ability to profitably market carbon pitch and related co-products. A substantial portion of our carbon pitch is sold to the aluminum industry under long-term contracts typically ranging from three to five years. If a new technology were developed that replaced the need for carbon pitch in the production of carbon anodes, it is possible that these contracts would not be renewed in the future.

Hazards associated with chemical manufacturing may cause suspensions or interruptions of our operations.

Due to the nature of our business, we are exposed to the hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes in our manufacturing facilities or our distribution centers, such as fires, explosions and accidents that could lead to an interruption or suspension of operations. Any disruption could reduce the productivity and profitability of a particular manufacturing facility or of our company as a whole. Other hazards include:

•	piping and storage tank leaks and ruptures;

•	mechanical failure;

•	exposure to hazardous substances; and

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards, among others, may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions, cleanup costs and lawsuits by injured persons. While we are unable to predict the outcome of such matters, if determined adversely to us, we may not have adequate insurance to cover related costs or liabilities and, if not, we may not have sufficient cash flow to pay for such costs or liabilities. Such outcomes could harm our customer goodwill and reduce our profitability.

We are subject to extensive environmental laws and regulations and may incur significant costs as a result of continued compliance with, violations of or liabilities under environmental laws and regulations.

Like other companies involved in environmentally sensitive businesses, our operations and properties are subject to extensive federal, state, local and foreign environmental laws and regulations, including those concerning, among other things:

•	the treatment, storage and disposal of wastes;

•	the investigation and remediation of contaminated soil and groundwater;

•	the discharge of effluents into waterways;

•	the emission of substances into the air;

•	the marketing, sale, use and registration of our chemical products, such as creosote; and

•	other matters relating to environmental protection and various health and safety matters.

We have incurred, and expect to continue to incur, significant costs to comply with environmental laws and as a result of remedial obligations. We could incur significant costs, including cleanup costs, fines, civil and criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations. We accrue for environmental liabilities when a determination can be made that they are probable and reasonably estimable. Total environmental reserves at December 31, 2006 and December 31, 2005 were approximately $5.6 million and $3.8 million, respectively, which include provisions primarily for environmental fines and remediation. For the last three fiscal years, our annual capital expenditures in connection with environmental control facilities averaged approximately $3.3 million, and annual operating expenses for environmental matters, excluding depreciation, averaged approximately $10.5 million. Management estimates that capital expenditures in connection with matters relating to environmental control facilities will be approximately $11.0 million for 2007. Contamination has been identified and is being investigated and remediated at many of our sites by us or other parties.

Actual costs and liabilities to us may exceed forecasted amounts. Moreover, currently unknown environmental issues, such as the discovery of additional contamination or the imposition of additional cleanup obligations with respect to our sites or third party sites, may result in significant additional costs, and potentially significant expenditures could be required in order to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. We also are involved in various litigation and proceedings relating to environmental matters and toxic tort claims which are described in detail in our reports incorporated by reference in this prospectus.

Beazer East and Beazer Limited may not continue to meet their obligations to indemnify us.

Under the terms of the asset purchase agreement between us and Koppers Company, Inc. (now known as Beazer East, Inc.) upon the formation of Koppers Inc. in 1988, subject to certain limitations, Beazer East assumed the liability for and indemnified us against (among other things) certain clean-up liabilities for contamination occurring prior to the purchase date at sites acquired from Beazer East and third-party claims arising from such contamination, which we refer to herein as the Indemnity. Beazer East and Beazer Limited may not continue to meet their obligations. In addition, Beazer East could in the future choose to challenge its obligations under the Indemnity or our satisfaction of the conditions to indemnification imposed on us thereunder. In addition, the government and other third parties also have the right under applicable environmental laws to seek relief directly from us for any and all such costs and liabilities. In July 2004, we entered into an agreement with Beazer East to amend the December 29, 1988 asset purchase agreement to provide, among other things, for the continued tender of pre-closing environmental liabilities to Beazer East under the Indemnity through July 2019. As consideration for the agreement, we agreed to pay Beazer East a total of $7.0 million in four installments over three years and to share toxic tort litigation defense costs arising from any sites acquired from Beazer East. The first three payments of $2.0 million each were made in July 2004, July 2005 and July 2006. Qualified expenditures under the Indemnity are not subject to a monetary limit.

The Indemnity provides for the resolution of issues between Koppers Inc. and Beazer East by an arbitrator on an expedited basis upon the request of either party. The arbitrator could be asked, among other things, to make a determination regarding the allocation of environmental responsibilities between Koppers Inc. and Beazer East. Arbitration decisions under the Indemnity are final and binding on the parties. Periodically, issues have arisen between Koppers Inc. and Beazer East and/or other indemnitors that have been resolved without arbitration. Koppers Inc. and Beazer East are currently in discussions that involve, among other things, the allocation of environmental costs related to certain operating and closed facilities.

Without reimbursement under the Indemnity, the obligation to pay the costs and assume the liabilities relating to these matters would have a significant impact on our net income. Furthermore, without reimbursement, we could be required to record a contingent liability on our balance sheets with respect to environmental matters covered by the Indemnity, which could result in our having significant additional negative net worth. Finally, the Indemnity does not afford us indemnification against environmental costs and liabilities attributable to acts or omissions occurring after the closing of the acquisition of assets from Beazer East under the asset purchase agreement, nor is the Indemnity applicable to liabilities arising in connection with other acquisitions by us after that closing.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance and remediation. In addition, from time to time, various types of insurance for companies in our industry have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Adverse weather conditions may reduce our operating results.

Our quarterly operating results fluctuate due to a variety of factors that are outside our control, including inclement weather conditions, which in the past have caused a decline in our operating results. For example, adverse weather conditions have at times negatively impacted our supply chain as wet conditions impacted logging operations, reducing our ability to procure crossties. In addition, adverse weather conditions have had a negative impact on our customers in the roofing and pavement sealer businesses, resulting in a negative impact on our sales of these products. Moreover, demand for many of our products declines during periods of inclement weather.

We are subject to risks inherent in foreign operations, including changes in social, political and economic conditions.

We have operations in the United States, Australasia, China, Europe and South Africa, and sell our products in many foreign countries. For the year ended December 31, 2006, net sales from our products sold by Koppers Europe ApS and Koppers Australia Pty Ltd. (“Koppers Australia”) accounted for approximately 35% of our total net sales. Like other global companies, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. Our international revenues could be reduced by currency fluctuations or devaluations. Changes in currency exchange rates could lower our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also reduce our profitability. We have not historically hedged our financial statement exposure and, as a result, we could incur unanticipated losses. We are also subject to potentially increasing transportation and shipping costs associated with international operations.

Furthermore, we are also exposed to risks associated with changes in the laws and policies governing foreign investments in countries where we have operations as well as, to a lesser extent, changes in U.S. laws and regulations relating to foreign trade and investment.

Our strategy to selectively pursue complementary acquisitions may present unforeseen integration obstacles or costs.

Our business strategy includes the potential acquisition of businesses and entering into joint ventures and other business combinations that we expect would complement and expand our existing products and the markets where we sell our products and improve our market position. We may not be able to successfully identify suitable acquisition or joint venture opportunities or complete any particular acquisition, combination, joint venture or other transaction on acceptable terms. We cannot predict the timing and success of our efforts to acquire any particular business and integrate the acquired business into our existing operations. Also, efforts to acquire other businesses or the implementation of other elements of this business strategy may divert managerial resources away from our business operations. In addition, our ability to engage in strategic acquisitions may depend on our ability to raise substantial capital and we may not be able to raise the funds necessary to implement our acquisition strategy on terms satisfactory to us, if at all. Our failure to identify suitable acquisition or joint venture opportunities may restrict our ability to grow our business. In addition, we may not be able to successfully integrate businesses that we acquire in the future, which could lead to increased operating costs, a failure to realize anticipated operating synergies or both.

We are the subject of ongoing investigations regarding our competitive practices, which may result in fines or other penalties.

In April 2005, the New Zealand Commerce Commission (the “NZCC”), filed a Statement of Claim in the High Court of New Zealand against a number of corporate and individual defendants, including Koppers Arch Wood Protection (NZ) Limited (“KANZ”), Koppers Arch Investments Pty Limited (“KAI”), Koppers Australia and a number of other corporate and individual defendants. This followed an investigation by the NZCC into the competitive practices of the wood preservative industry in New Zealand. KANZ and Koppers Arch Australia are majority-owned subsidiaries of Koppers Arch Investments Pty Limited, which is an Australian joint venture owned 51% by World-Wide Ventures Corporation (our indirect subsidiary) and 49% by Hickson Nederland BV. KANZ and Koppers Arch Australia manufacture and market wood preservative products throughout New Zealand and Australia, respectively.

In February 2006, the NZCC, KANZ, KAI and Koppers Australia executed a cooperation agreement (the “Cooperation Agreement”) which was subsequently approved by the New Zealand High Court on April 6, 2006. The Cooperation Agreement provided, among other things, that KANZ, KAI and Koppers Australia cooperate with the NZCC until such time as the NZCC’s investigation and any related court proceedings have been concluded. It also provided that the NZCC discontinue all proceedings against Koppers Australia and that the NZCC assess penalties against KANZ and KAI for breaches of the New Zealand Commerce Act of 1986 (the “Commerce Act”). Total accruals in 2006 and 2005 for the penalties, costs and proposed settlements of other certain contingent liabilities totaled $3.0 million of which $2.6 million was paid in the second quarter of 2006. As ordered by the High Court, the NZCC has discontinued all proceedings against Koppers Australia.

In January 2007, Timtech Chemicals Limited (“Timtech”) filed a Statement of Claim in the High Court of New Zealand against a number of corporate and individual defendants, including KANZ, KAI, Koppers Australia and a number of other corporate and individual defendants. The Statement of Claim alleges various causes of action against the defendants including claims related to breaches of the Commerce Act. Timtech is seeking damages against all defendants in the amount of $3.3 million plus exemplary damages and pre-judgment interest in an unspecified amount. We have not provided a reserve for this lawsuit because, at this time, we cannot reasonably determine the probability of loss, and the amount of loss, if any, cannot be reasonably estimated. Although the case will be vigorously defended, an unfavorable resolution of this matter may have a material adverse effect on our business, financial condition, cash flows and results of operations. It is possible that other civil claims could be filed against us. Such other claims, if filed and resolved unfavorably, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Koppers Arch Australia has made an application for leniency under the Australian Competition and Consumer Commission’s (the “ACCC”) policy for cartel conduct. The ACCC has granted immunity to Koppers Arch Australia, subject to the fulfillment of certain conditions, such as, but not limited to, continued cooperation. If the conditions are not fulfilled, Koppers Arch Australia may be penalized for any violations of the competition laws of Australia. Such penalties, if assessed against Koppers Arch Australia, could have a material adverse effect on its business, financial condition, cash flows and results of operations. No civil claims related to competitive practices in Australia have been filed against us.

Litigation against us could be costly and time consuming to defend, and due to the nature of our business and products, we may be liable for damages arising out of our acts or omissions, which may have a material adverse affect on us.

We produce hazardous chemicals that require appropriate procedures and care to be used in handling them or using them to manufacture other products. As a result of the hazardous nature of some of the products we use and produce, we may face product liability, toxic tort and other claims relating to incidents involving the handling, storage and use of and exposure to our products.

For example, we are a defendant in a significant number of lawsuits in which the plaintiffs claim they have suffered a variety of illnesses (including cancer) and/or property damage as a result of exposure to coal tar pitch, benzene, wood treatment chemicals and other chemicals, including certain cases in state and federal court relating to our Grenada, Mississippi facility. In April 2006, in the first Grenada case to be tried, a jury returned a verdict against us of 20% of $845,000, which was subsequently reduced to 20% of $785,000, for compensatory damages and no liability for punitive damages. We have appealed the judgment but the appellate court has not yet ruled on our appeal. Although we intend to vigorously defend the remaining Grenada and other similar claims against us, an unfavorable verdict or other resolution of these or any future claims against us could have a material affect on our business, financial condition, cash flows and results of operations. A further description of the material claims against us are included in our reports incorporated by reference into this prospectus.

We are indemnified for certain product liability exposures under the Indemnity with Beazer East related to products sold prior to the Acquisition. Beazer East and Beazer Limited, pursuant to the Guarantee, may not continue to meet their obligations. In addition, Beazer East could choose to challenge its obligations under the Indemnity or our satisfaction of the conditions to indemnification imposed on us thereunder.

If for any reason (including disputed coverage or financial incapability) one or more of such parties fail to perform their obligations and we are held liable for or otherwise required to pay all or part of such liabilities without reimbursement, the imposition of such liabilities on us could have a material adverse effect on our business, financial condition, cash flows and results of operations. Furthermore, we could be required to record a contingent liability on our balance sheets with respect to such matters, which could result in us having significant additional negative net worth.

In addition to the above, we are regularly subject to legal proceedings and claims that arise in the ordinary course of business, such as workers’ compensation claims, governmental investigations, employment disputes, and customer and supplier disputes arising out of the conduct of our business. Litigation could result in substantial costs and may divert management’s attention and resources away from the day-to-day operation of our business.

Labor disputes could disrupt our operations and divert the attention of our management and may cause a decline in our production and a reduction in our profitability.

Of our employees, approximately 67% are represented by 21 different labor unions and are covered under numerous labor contracts. The United Steelworkers of America currently represents approximately 500 of our employees at ten of our facilities and, therefore, represents the largest number of our unionized employees. Labor contracts that expire in 2007 cover approximately 12% of our total workforce. We may not be able to reach new agreements without union action or on terms satisfactory to us. Any future labor disputes with any such unions could result in strikes or other labor protests, which could disrupt our operations and divert the attention of our management from operating our business. If we were to experience a strike or work stoppage, it may be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. Any such labor disputes could cause a decline in our production and a reduction in our profitability.

Our pension obligations are currently underfunded. We expect to make significant cash payments to our pension plans, which will reduce the cash available for our business.

As of December 31, 2006, our projected benefit obligation under our defined benefit pension plans exceeded the fair value of plan assets by approximately $34.5 million. The underfunding was caused, in part, by fluctuations in the financial markets that have caused the valuation of the assets in our defined benefit pension plans to be lower than anticipated. During the year ended December 31, 2006 and the year ended December 31, 2005, we contributed $13.3 million and $11.3 million, respectively, to our pension plans. Management expects that any future obligations under our pension plans that are not currently funded will be funded from our future cash flow from operations. If our contributions to our pension plans are insufficient to fund the pension plans adequately to cover our future pension obligations, the performance of the assets in our pension plans does not meet our expectations or other actuarial assumptions are modified, our contributions to our pension plans could be materially higher than we expect, which would reduce the cash available for our business.

We have a substantial amount of indebtedness, which could harm our ability to operate our business, remain in compliance with debt covenants, make payments on our debt and pay dividends.

As of December 31, 2006, we and our subsidiaries had approximately $475.9 million of indebtedness (excluding trade payables and intercompany indebtedness), consisting primarily of our senior discount notes, Koppers Inc.’s senior secured notes and $96.5 million of indebtedness under our senior secured credit facility.

The degree to which we are leveraged could have important consequences, including:

•

our ability to satisfy our obligations under our debt could be affected and any failure to comply with the requirements, including financial and other restrictive covenants, of any of our debt agreements could result in an event of default under the agreements governing such indebtedness;

•

a substantial portion of our cash flow from operations will be required to make interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	our ability to obtain additional financing in the future may be impaired;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited;

•	our degree of leverage may make us more vulnerable in the event of a downturn in our business, our industry or the economy in general; and

•	our ability to pay dividends to our shareholders may be impaired

Furthermore, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. If we incur additional indebtedness, the magnitude of the risks associated with our substantial leverage, including our ability to service our debt, would increase.

Restrictions in our debt agreements could limit our growth and our ability to respond to changing conditions and, in the event of a default, all of these borrowings become immediately due and payable.

Koppers Inc.’s senior secured credit facility and the indentures governing our senior discount notes and Koppers Inc.’s senior secured notes contain a number of significant covenants in addition to covenants restricting the incurrence of additional debt. These covenants limit our ability, among other things, to:

•	incur or guarantee additional debt and issue certain types of preferred stock;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make investments;

•	create liens on our assets;

•	create liens on our assets;

•	enter into sale and leaseback transactions;

•	sell assets;

•	engage in transactions with our affiliates;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	transfer or issue shares of stock of subsidiaries.

In addition, Koppers Inc.’s senior secured credit facility contains other and more restrictive covenants. Additionally, it requires us to maintain certain financial ratios and satisfy certain financial condition tests and require us to take action to reduce our debt or take some other action to comply with them.

These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under Koppers Inc.’s senior secured credit facility and the indentures governing our senior discount notes and Koppers Inc.’s senior secured notes impose on us.

A breach of any of these covenants would result in a default under the applicable debt agreement. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and acceleration of, the debt outstanding under our other debt agreements and the indentures governing our senior discount notes and senior secured notes. The accelerated debt would become immediately due and payable. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. This would result in a significant interruption in our business operations, which would negatively impact the market price of our common stock. Even if new financing were then available, it may not be on terms that are acceptable to us.

Our substantial negative net worth may require us to maintain additional working capital.

As of December 31, 2006, we had negative net worth of approximately $92.4 million, resulting primarily from the use of borrowings to fund dividends. Our negative net worth may make it difficult for us to obtain credit from suppliers, vendors and other parties. In addition, some of our suppliers and vendors may require us to prepay for services or products or may impose less advantageous terms on timing of payment. Our ability to enter into hedging transactions may also be limited by our negative net worth. As a result, we may require additional working capital, which may negatively affect our cash flow and liquidity.

We may incur significant charges in the event we close all or part of a manufacturing plant or facility.

We periodically assess our manufacturing operations in order to manufacture and distribute our products in the most efficient manner. Based on our assessments, we may make capital improvements to modernize certain units, move manufacturing or distribution capabilities from one plant or facility to another plant or facility, discontinue manufacturing or distributing certain products or close all or part of a manufacturing plant or facility.

We depend on our senior management team and the loss of any member could adversely affect our operations.

Our success is dependent on the management, experience and leadership skills of our senior management team. Our senior management team has an average of 25 years of industry experience. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel with similar industry experience could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract additional qualified personnel when needed.

RISKS RELATING TO OUR COMMON STOCK

Our stock price may be extremely volatile.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us, members of our management team or a significant shareholder; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the aluminum or railroad industry generally.

Prior to the initial public offering which closed on February 6, 2006, there was no public market for our common stock. We cannot predict the extent to which investor interest in our company will continue to support an active trading market on the New York Stock Exchange or otherwise or how liquid that market will continue to be. If there does not continue to be an active trading market for our common stock, you may have difficulty selling any of our common stock that you buy.

Future sales, or the perception of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

As of January 31, 2007, there were 20,729,823 shares of our common stock outstanding. Future sales, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In addition, we may issue shares of our common stock or other securities in public or private offerings as part of our efforts to raise additional capital. In the event any such acquisition, investment or offering is significant, the number of shares of our common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our equity securities may dilute your percentage ownership in us.

You may not receive dividends because our board of directors could, in its discretion, depart from or change our dividend policy at any time, because of restrictions in our debt agreements, because of our negative net worth or because of restrictions imposed by Pennsylvania law.

We are not required to pay dividends, and our shareholders are not guaranteed, and do not have contractual rights, to receive dividends. Our board of directors may decide at any time, in its discretion, to decrease the amount of dividends, otherwise change or revoke the dividend policy or discontinue entirely the payment of dividends. Our board of directors could depart from or change our dividend policy, for example, if it were to determine that we had insufficient cash to take advantage of other opportunities with attractive rates of return or if we failed to be profitable. In addition, if we do not pay dividends, for whatever reason, your shares of our common stock could become less liquid and the market price of our common stock could decline. The ability of Koppers Inc. and its subsidiaries to pay dividends or make other payments or distributions to us will depend on our operating results and may be restricted by, among other things, the covenants in Koppers Inc.’s senior secured credit facility. Our ability to pay dividends is limited by the indentures governing our and Koppers Inc.’s outstanding notes as well as Pennsylvania law and may in the future be limited by the covenants of any future outstanding indebtedness we or our subsidiaries incur. If a dividend is paid in violation of Pennsylvania law, each director approving the dividend could be liable to the corporation if the director did not act with such care as a person of ordinary prudence would use under similar circumstances. Directors are entitled to rely in good faith on information provided by employees of the corporation and experts retained by the corporation. Directors who are held liable would be entitled to contribution from any shareholders who received an unlawful dividend knowing it to be unlawful. Furthermore, we are a holding company with no operations, and unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries, we will be unable to pay dividends on our common stock.

Our largest shareholder may be able to influence our ongoing operations, corporate transactions and other matters and its interests may conflict with or differ from your interests as a shareholder.

Saratoga Partners III, L.P. and Saratoga Partners III C.V. will own approximately 11.6% (assuming the underwriter does not exercise its option to purchase additional shares to cover over-allotments) of our common stock after the consummation of this offering. As a result, Saratoga Partners III, L.P. and Saratoga Partners III C.V. may be able to influence the outcome on virtually all matters submitted to a vote of our shareholders, including the election of directors. So long as Saratoga Partners III, L.P. and Saratoga Partners III C.V. continue to own a significant portion of the outstanding shares of our common stock, they may be able to influence the election of our directors, subject to compliance with applicable New York Stock Exchange requirements, our decisions, policies, management and affairs and corporate actions requiring shareholder approval, including the approval of transactions involving a change in control. The interests of Saratoga Partners III, L.P. and Saratoga Partners III C.V. may not coincide with the interests of our other shareholders. In particular, Saratoga Partners III, L.P. and Saratoga Partners III C.V. are in the business of making investments in companies and they may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Saratoga Partners III, L.P. and Saratoga Partners III C.V. may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Provisions of our charter documents may inhibit a takeover, which could negatively affect our stock price.

Provisions of our charter documents and the Business Corporation Law of Pennsylvania, the state in which we are organized, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our shareholders. Our Articles of Incorporation and Bylaws provide for various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. For example, our Amended and Restated Articles of Incorporation, or our Articles of Incorporation, authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our shareholders. Our board of directors can therefore authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Additional provisions that could make it more difficult for shareholders to effect certain corporate actions include:

•	Our board of directors will be classified into three classes beginning in 2007. Each director will serve a three-year term and will stand for re-election once every three years.

•

Our shareholders will be able to remove directors only for cause by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by our board of directors.

•

Under Pennsylvania law, cumulative voting rights are available to the holders of our common stock if our Articles of Incorporation have not negated cumulative voting. Our Articles of Incorporation provide that our shareholders do not have the right to cumulative votes in the election of directors.

•

Our Articles of Incorporation do not permit shareholder action without a meeting by consent except for the unanimous consent of all holders of our common stock. It also provides that special meetings of our shareholders may be called only by the board of directors or the chairman of the board of directors.

•

Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

These provisions may discourage acquisition proposals and may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being sold by the selling shareholders. We will not receive any proceeds from the sale of the shares by the selling shareholders.

PRICE RANGE OF COMMON STOCK

Since February 1, 2006, our common stock has been listed for trading on the New York Stock Exchange under the symbol “KOP”. The following table sets forth the quarterly high and low share closing price for the periods indicated:

	High	Low
First Quarter 2006 (from February 1, 2006)	$20.45	$15.75
Second Quarter 2006	$22.82	$17.00
Third Quarter 2006	$20.60	$15.65
Fourth Quarter 2006	$26.07	$17.99
First Quarter 2007 (through February 26, 2007)	$27.04	$24.75

On February 26, 2007, the closing price of our common stock was $26.09 per share and there were 20,729,823 shares of common stock issued and outstanding.

DIVIDEND POLICY

Our board of directors adopted a dividend policy, which reflects its judgment that our shareholders would be better served if we distributed to them, as quarterly dividends payable at the discretion of our board of directors, a portion of the cash generated by our business in excess of our expected cash needs rather than retaining it or using the cash for other purposes. Our expected cash needs include operating expenses and working capital requirements, interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company, taxes and certain other costs. On an annual basis we expect to pay dividends with cash flow from operations, but, due to seasonal or other temporary fluctuations in cash flow, we may from time to time use temporary short-term borrowings to pay quarterly dividends.

We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

Our ability to pay dividends is restricted by current and future agreements governing our debt, including Koppers Inc.’s credit agreement, the indentures governing our senior discount notes and Koppers Inc.’s senior secured notes and by Pennsylvania law.

Since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends. Koppers Inc., our only direct subsidiary, is a party to a credit agreement that restricts its ability to pay dividends to Koppers Holdings Inc.

Koppers Inc.’s credit agreement prohibits it from making dividend payments to us unless (1) such dividend payments are permitted by the indenture governing Koppers Inc.’s senior secured notes, (2) no event of default or potential default has occurred or is continuing under the credit agreement and (3) Koppers Inc. has at least $15.0 million of undrawn availability under the credit agreement.

The indentures governing our senior discount notes and Koppers Inc.’s senior secured notes also restrict our ability to pay dividends. Our ability to pay dividends and to make other restricted payments, such as repurchasing of any of our capital stock, repurchasing, redeeming or defeasing any of our obligations that are subordinate to the senior secured notes and the senior discount notes or making any investment (subject to certain exceptions), is governed by a formula based on 50% of our consolidated net income. In addition, as a condition to making such payments based on such formula, we must have an EBITDA (as defined in the indentures) to consolidated interest expense ratio of at least 2.0 to 1.0. Notwithstanding such restrictions, the indenture governing Koppers Inc.’s senior secured notes permits an aggregate of $7.5 million, and the indenture governing our senior discount notes permits an aggregate of $12.5 million, of such payments to be made whether or not there is availability under the formula or conditions to its use are met, provided that at the time of such payment, no default shall have occurred and be continuing under that indenture. At December 31, 2006, we had $121.9 million of capacity pursuant to the general formula for the restricted payments covenant under the senior discount notes indenture, which we refer to as the buildup amount, and $115.6 million of capacity pursuant to the buildup amount under the senior secured notes indenture. The buildup amount will increase or decrease depending upon, among other things, our cumulative consolidated net income, the net proceeds of the sale of capital stock and the amount of restricted payments we may make from time to time, including, among other things, the payment of cash dividends. In addition, after November 15, 2009, we will be required to pay cash interest on our senior discount notes, which will decrease our cash available to pay dividends.

Our ability to pay dividends is also restricted by Pennsylvania law. Under Pennsylvania law, a corporation has the power, subject to restrictions in its bylaws, to pay dividends or make other distributions to its shareholders unless, after giving effect thereto, (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s assets would be less than the sum of its total liabilities plus (unless otherwise provided in its articles) the amount that would be needed upon the dissolution of the corporation to satisfy the preferential rights, if any, of the shareholders having superior preferential rights to the shareholders receiving the distribution. In determining whether a particular level of dividends is permitted under Pennsylvania law, the board of directors may base its conclusion on one or more of the following: the book values of the assets and liabilities of the company as reflected on its books and records; a valuation that takes into consideration unrealized appreciation, depreciation or other changes in value of the assets and liabilities of the company; the current value of the assets and liabilities of the company either valued separately or valued in segments or as an entirety as a going concern; or any other method that is reasonable in the circumstances. Our bylaws and articles contain no restrictions regarding dividends.

Dividends declared on our common stock totaled $1.30 per share of common stock in 2006 and on February 7, 2007 our board of directors declared a quarterly dividend of $0.17 per share of common stock, payable on April 2, 2007 to shareholders of record as of February 28, 2007.

SELLING SHAREHOLDERS

The following table sets forth information concerning beneficial ownership of our common stock by the selling shareholders as of February 26, 2007 and after the consummation of this offering, assuming that the underwriter does not exercise its over-allotment option.

Selling Shareholders (1)	Number of Shares Being Offered	Shares of Common Stock Owned Prior to Offering		Shares of Common Stock Owned After Offering (2)
		Number	Percent	Number	Percent
Saratoga Partners III C.V. (3)	196,050	509,978	2.5%	313,928	1.5%
Saratoga Partners III, L.P. (3)	1,303,950	3,391,611	16.4%	2,087,661	10.1%
Fitzgerald, Kevin J. (4)	20,000	92,745	* %	72,745	* %
Lacy, Steven R. (5)	20,000	76,771	* %	56,771	* %
Loadman, Thomas D. (6)	20,000	71,828	* %	51,828	* %
Turner, Walter W. (7)	50,000	379,215	1.8%	329,215	1.6%
TOTAL	1,610,000	4,522,148	21.8%	2,912,148	14.0%

*	Less than 1%.
(1)	As noted in the accompanying prospectus, each selling shareholder is a party to the stockholders agreement. A detailed description of the past and current provisions of the stockholders agreement is included on page 25 of our annual report on Form 10-K for the year ended December 31, 2006, which are incorporated herein by reference.
(2)	Assumes that the selling shareholders will sell all of the shares of common stock offered pursuant to this prospectus supplement, but not any other shares of common stock beneficially owned by the selling shareholders.
(3)	Saratoga Partners III, L.P. and Saratoga Partners III C.V. were the controlling shareholders of Koppers Inc. from 1997 until our formation in November 2004 and then of Koppers Holdings Inc. from November 2004 until our initial public offering, which was completed in February 2006. A description of Saratoga Partners III, L.P.’s and Saratoga Partners III C.V.’s material relations with us and our subsidiaries is included on pages 4, 22, 25 and 77 of our annual report on Form 10-K for the year ended December 31, 2006, which are incorporated herein by reference.
(4)	Mr. Fitzgerald is the Senior Vice President, Global Carbon Materials & Chemicals, Koppers Inc.
(5)	Mr. Lacy was elected as our Senior Vice President, Administration, General Counsel and Secretary in November 2004 and has been Senior Vice President, Administration, General Counsel and Secretary of Koppers Inc. since January 2004.
(6)	Mr. Loadman is the Vice President and General Manager of the Railroad Products & Services Division of Koppers Inc.
(7)	Mr. Turner was elected President and Chief Executive Officer in, and has been one of our directors since November 2004. He has been President and Chief Executive Officer and director of Koppers Inc. since February 1998.

TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax (and, in the case of non-U.S. holders, estate tax) considerations with respect to the ownership and disposition of our common stock by U.S. holders (as defined below) and non-U.S. holders (as defined below) as of the date hereof. This summary deals only with holders that hold our common stock as a capital asset.

For purposes of this summary, a “U.S. holder” means a beneficial owner of our common stock that is any of the following for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner that is a nonresident alien individual or a corporation, trust or estate that is not a U.S. holder for U.S. federal income tax purposes.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax considerations different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not represent a detailed description of the U.S. federal tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal tax consequences to you if you are subject to special treatment under U.S. federal tax laws (including if you are a dealer in securities or currency trader in securities that uses a mark-to-market method of accounting for securities holdings, financial institution, tax-exempt entity, partnership or other pass-through entity or investor in such entity, insurance company, person holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, person owning 10 percent or more of our voting stock, person subject to alternative minimum tax, U.S. holder whose functional currency is not the U.S. dollar, U.S. expatriate, “controlled foreign corporation” or “passive foreign investment company”), and it generally does not address any U.S. taxes other than the federal income tax.

If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income, estate and gift tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

U.S. HOLDERS

Dividends

The gross amount of dividends paid to U.S. holders of common stock will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder on the day actually or constructively received by the U.S. holder. Under current legislation, which is scheduled to “sunset”

at the end of 2010, dividend income will generally be taxed to individual U.S. holders at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Dividends received after 2010 will be taxable at ordinary rates. Corporate U.S. holders may be entitled to a dividends received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to numerous limitations and requirements.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of common stock to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the holder on a subsequent disposition of our common stock), and the balance in excess of the adjusted basis will be taxed as capital gain (short-term or long-term, as applicable) recognized on a sale or exchange.

Gain on disposition of common stock

A U.S. holder will recognize taxable gain or loss on any sale or exchange of shares of our common stock in an amount equal to the difference between the amount realized and the U.S. holder’s basis in such shares of common stock. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends paid on our common stock and to the proceeds received on the sale, exchange or other disposition (including a redemption) of common stock by a U.S. holder other than certain exempt recipients (such as corporations). A backup withholding tax at a rate currently equal to 28% will apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the Internal Revenue Service, or IRS.

NON-U.S. HOLDERS

Dividends

Dividends paid to a non-U.S. holder of our common stock, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements (including the provision of a properly executed Form W-8ECI (or successor form)) must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (i) complete IRS Form W-8BEN (or successor form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply); (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources); or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe we currently are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are or if we become a U.S. real property holding corporation, if our common stock is regularly traded on an established securities market, a non-U.S. holder who (actually or constructively (applying certain ownership attribution rules)) holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on a disposition of the common stock but other non-U.S. holders generally will not. If the common stock is not so traded, all non-U.S. holders will be subject to U.S. federal income tax on disposition of the common stock.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., or a foreign partnership that at any time during its tax year is either engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Payment of the proceeds of a sale (including a redemption) of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending upon the circumstances, backup withholding unless the beneficial owner certifies under penalties of perjury that it is not a United States person or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Federal estate tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

We and the selling shareholders have entered into an underwriting agreement with Credit Suisse Securities (USA) LLC, the underwriter, pursuant to which the selling shareholders will sell to the underwriter all of the shares of common stock offered by this prospectus supplement.

The underwriting agreement provides that the obligation of the underwriter to purchase the shares offered hereby is subject to certain conditions and that the underwriter is obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option.

The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions negotiated or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may also receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. In addition, the underwriter may receive a commission from certain investors equivalent to five cents per share. The underwriter may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

The Saratoga selling shareholders will bear the expenses of this offering, which are estimated to be approximately $200,000. We paid Securities and Exchange Commission Fees of approximately $3,300 related to this offering.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in that respect.

We, the selling shareholders and our directors and other executive officers have agreed, subject to certain limited exceptions, including our executive officers and directors being able to sell shares pursuant to 10b5-1 plans in existence prior to March 1, 2007, not to, without the prior written consent of the underwriter, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock, for a period of 60 days after the date of this prospectus supplement. The foregoing will not prohibit us from issuing shares of common stock upon the exercise of any option or warrant or the conversion of a security outstanding on the date of this prospectus supplement or from issuing shares of common stock or options to purchase common stock granted pursuant to employee benefit plans existing on the date of this prospectus supplement or as consideration for certain future acquisitions.

The underwriter has advised us that it has no present intent or arrangement to release any shares subject to a lock-up and that the release of any lock-up will be considered on a case by case basis. Upon a request to release any shares subject to a lock-up, the underwriter would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request and the possible impact on the market for our common stock.

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from the selling shareholders in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option granted to it. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

From time to time, the underwriter and its affiliates have provided, and may in the future provide, investment banking and other services to us for which they receive customary fees and commissions. For example, the underwriter was a joint book-running manager of our initial public offering on February 6, 2006.

A prospectus in electronic format may be made available on the web sites maintained by the underwriter, and the underwriter may distribute prospectuses electronically.

LEGAL MATTERS

Various legal matters with respect to this offering will be passed upon for us by Reed Smith LLP, Pittsburgh, Pennsylvania. The underwriter has been represented by Cravath, Swaine & Moore LLP, New York, New York.